SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
AMBASSADORS INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.75% Convertible Senior Notes due 2027	023178AA and 023178AB2

(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, Washington 98121
(206) 292-9606
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
David J. Johnson, Jr., Esq.
John-Paul Motley, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$50,857,722.06	$2,837.86

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on the purchase price of an aggregate of $97,000,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”), as described herein, equaling an aggregate of (i) 22,346,534 shares of the Company’s common stock (valued at $1.09 per share, the average of the high and low prices on September 23, 2009) and (ii) $26,500,000 aggregate principal amount of the Company’s 10% Senior Secured Notes due 2012, assuming all Existing Notes are exchanged in this exchange offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11
Item 10. Financial Statements
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(5)(B)
EX-99.(D)(5)
EX-99.(D)(6)
EX-99.(D)(7)

Items 1 through 9, and Item 11.
          This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ambassadors International, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange (the “Exchange Offer”) for each $1,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) and certain associated rights: (i) 230.3766 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), plus (ii) $273.1959 principal amount of the Company’s 10% Senior Secured Notes due 2012, including the Subsidiary Guarantees referred to below (the “New Notes,” and, together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange and Consent Solicitation, dated September 25, 2009 (as amended and supplemented from time to time, the “Offer to Exchange”), and in the related Exchange Offer materials (which Offer to Exchange and related Exchange Offer materials, as amended and supplemented from time to time, collectively constitute the “Offer Documents”).
          Certain of the Company’s existing and future subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee the Company’s obligations under the New Notes on an unsubordinated, secured basis (the “Subsidiary Guarantees”).
          This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
          The information set forth in the Offer to Exchange, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in the Offer to Exchange in the sections entitled “Historical and Unaudited Pro Forma Financial Data—Summary Historical Consolidated Financial Data,” “Historical and Unaudited Pro Forma Financial Data—Ratio of Earnings to Fixed Charges,” “Historical and Unaudited Pro Forma Financial Data—Book Value” and “Where to Find Available Information” is incorporated herein by reference.
     The audited consolidated financial statements and the notes thereto of the Company as set forth in Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2009 and the unaudited consolidated financial statements and the notes thereto of the Company as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 are incorporated herein by reference and can also be accessed electronically on the website of the SEC at http://www.sec.gov.

     (b) Pro Forma Information.
     The information set forth in the Offer to Exchange in the sections entitled “Historical and Unaudited Pro Forma Financial Data—Unaudited Pro Forma Financial Data,” “Historical and Unaudited Pro Forma Financial Data—Ratio of Earnings to Fixed Charges,” and “Historical and Unaudited Pro Forma Financial Data— Historical and Unaudited Pro Forma Financial Data —Book Value” is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange, dated September 25, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Current Report on Form 8-K, filed September 11, 2009 (including Exhibit 99.1 thereto) (previously filed on September 11, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release issued by the Company, dated September 25, 2009.

(b)	None.

(d)(1)	Registration Rights Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(2)	Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(3)	Form of Global Note (incorporated herein by reference to the Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(4)	Purchase Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(5)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Whippoorwill Associates.

(d)(6)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Highbridge International, LLC.

(d)(7)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Polygon Global Opportunities Master Fund.

(d)(8)	Indenture, by and between the Company, subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee (to be filed by amendment)

(g)	None.

(h)	None.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2009	AMBASSADORS INTERNATIONAL, INC.

	By:	/s/ Arthur A. Rodney Arthur A. Rodney
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated September 25, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Current Report on Form 8-K, filed September 11, 2009 (including Exhibit 99.1 thereto) (previously filed on September 11, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release issued by the Company, dated September 25, 2009.

(b)	None.

(d)(1)	Registration Rights Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(2)	Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(3)	Form of Global Note (incorporated herein by reference to the Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(4)	Purchase Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(5)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Whippoorwill Associates.

(d)(6)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Highbridge International, LLC.

(d)(7)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Polygon Global Opportunities Master Fund.

(d)(8)	Indenture, by and between the Company, subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee (to be filed by amendment)

(g)	None.

(h)	None.

*	Filed herewith.